EXHIBIT 11.1

DUKE REALTY LIMITED PARTNERSHIP

EARNINGS TO FIXED CHARGES CALCULATION

(in thousands)

Three Months
Ended March 31, 2005
Net income from continuing operations, less preferred distributions	$24,059
Preferred distributions	11,620
Earnings from sale of land, net of impairment adjustments	(143)
Interest expense	35,226
Earnings before fixed charges	$70,762
Interest expense	$35,226
Interest costs capitalized	1,727
Total fixed charges	$36,953
Preferred distributions	11,620
Total fixed charges and preferred distributions	$48,573
Ratio of earnings to fixed charges	1.91
Ratio of earnings to combined fixed charges and preferred distributions	1.46